Exhibit 99.1

CytoMed Therapeutics Completes Acquisition of T Cell Technology from UK to Treat Cancers in China and India

Singapore, Singapore – (November 18, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary novel technologies to develop affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumours, announced today that it has completed with full payment the acquisition of the allogeneic gamma delta T cell technology (termed “TCB-002”) of TC BioPharm Limited (“TCBL”), a subsidiary of TC BioPharm (Holdings) PLC (OTC:TCBPY). This follows CytoMed’s announcement on October 14, 2025  regarding its proposed acquisition of potentially synergistic assets from TCBL.

TCB-002 will complement CytoMed’s strategy to establish a next-generation non-viral allogeneic gamma delta T cell immunotherapy platform to treat cancer and autoimmune diseases. The acquired technology for TCB-002 has previously completed a Phase I clinical trial in Europe and was granted orphan drug designation by the U.S. Food and Drug Administration for the treatment of Acute Myeloid Leukemia.

CytoMed is currently in advanced collaborative discussions with prospective partners to further enhance and repurpose this technology for cancer treatment applications in China and India. This prospective collaboration seeks, amongst other things, to jointly develop and commercialize a new method of manufacturing donor-derived unmodified allogeneic gamma delta T cells. This method does not require the use of living cell. Instead, it uses cytokine that can be manufactured in China at lower cost. Because China currently has strict rules governing the import and export of biological materials, this non-cell-based approach can be more easily used and scaled within China. Allogeneic therapies (cells derived from non-patient donors) have the advantage of treatment speed, accessibility and cost-effectiveness compared to autologous therapies (cells derived from the patient).

This new initiative to establish a China beachhead replaces the two earlier agreements with Chinese parties announced on December 5, 2023 and August 15, 2023  and comes on the heel of recently announced new regulations adopted at the 68th Executive Meeting of the State Council in September 2025 to liberalize the clinical use of cellular products.

“State Council Decree No. 818 released on October 10, 2025 establishes a definitive regulatory pathway from clinical research to reimbursable clinical application for cell therapies in China. The key distinction is that these therapies are to be regulated as biotechnological medical procedures under a ‘clinical study to clinical application’ pathway within the health system, rather than following the traditional drug registration process. This approach creates a mechanism for approved therapies to be incorporated into medical service pricing systems, providing a tailored and timely opportunity for CytoMed to introduce its patented, off-the-shelf allogeneic gamma delta T cell platform to China.” stated CytoMed’s Chairman Peter Choo.

CytoMed’s proprietary gamma delta T cell technology and the associated chimeric antigen receptor gamma delta T cell (CAR-γδ T cell) technology have been granted a patent by the China National Intellectual Property Administration (CNIPA). The Company is currently conducting an Investigational New Drug (IND) Phase I first-in-human clinical trial in Singapore at the National University Hospital Singapore. It is also pursuing INDs in Malaysia which is rapidly becoming an international medical tourism hub of choice due to its affordable medical facilities.

The completion of this acquisition and related arrangements is not expected to have an immediate material financial impact on the Company.

CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact:

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer